Exhibit (a)(1)
8000 Tower Point Drive
Charlotte, NC 28227
704-321-7380
Metromedia International Group, Inc.
July 18, 2007
To the Common Stockholders of Metromedia International Group, Inc.:
     We are pleased to inform you that Metromedia International Group, Inc. (“Metromedia”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with a joint venture (the “Parent”) of Salford Capital Partners Inc. and Compound Capital Limited. Under the terms of the Merger Agreement, a wholly owned subsidiary of the Parent (the “Purchaser”) has commenced a tender offer (the “Offer”) today to acquire any and all of the outstanding shares of Metromedia’s common stock, par value $0.01 per share (the “Common Stock” and the holders thereof, the “Common Stockholders”), for $1.80 per share, net to the seller in cash. The Offer is subject to certain conditions, including the tender of a number of shares of Common Stock equal to not less than the sum of (x) 63,300,000 shares of Common Stock (which equals approximately 61.3% of the issued and outstanding Common Stock as of the date hereof) plus (y) the total number of shares of Common Stock, if any, issued or issuable (but not yet issued) in response to any notice of election, duly and validly given to the Company (and not subsequently withdrawn) on or prior to the expiration date of the Offer, to exercise an option or warrant or to convert shares of Metromedia’s 7.25% cumulative convertible preferred stock, par value $1.00 per share (the “Preferred Stock”). Following the successful completion of the Offer, the Merger Agreement provides that, upon the exercise of the top-up option granted therein or, alternatively, the Company obtaining the requisite stockholder approval, the Purchaser will merge with and into Metromedia, with Metromedia continuing as the surviving corporation, and all remaining outstanding shares of Common Stock will be cancelled and converted into the right to receive $1.80 in cash per share (the “Merger”). The Preferred Stock will remain outstanding following the Merger.
     The Offer will initially expire on August 14, 2007, unless extended in accordance with the terms of the Merger Agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission.
     The Board of Directors of Metromedia (the “Board”) has determined that the Merger Agreement, the Offer and the Merger are advisable and in the best interests of the Company and the Common Stockholders, and recommends that the Common Stockholders ACCEPT the Offer and tender their shares of Common Stock in the Offer.

     In arriving at its recommendation, the Board carefully considered a number of factors. Those factors are discussed in the attached solicitation/ recommendation statement on Schedule 14D-9.
     Incorporated by reference in the attached Schedule 14D-9 are Parent’s offer to purchase, dated July 18, 2007, letter of transmittal and related documents. Those documents set forth the terms and conditions of the Offer and provide information as to how to tender your shares of Common Stock in the Offer. We urge you to read these documents and to consider this information carefully.
     Since April 2004, the Board has been considering various strategic alternatives for Metromedia and its business ventures in an effort to secure maximum value for Metromedia’s stockholders. We believe that the Offer represents the best alternative reasonably available to Metromedia’s Common Stockholders, and we thank you for the support you have given Metromedia over the years.

Sincerely,

Mark S. Hauf
Chairman and Chief Executive Officer